

Mail Stop 3030

March 21, 2018

Via E-mail
Alisha K. Charlton
Chief Financial Officer
Pro-Dex, Inc.
2361 McGaw Avenue
Irvine, CA 92614

  Re: Pro-Dex, Inc.
    Form 10-K for the Fiscal Year Ended June 30, 2017
    Filed September 14, 2017
    File No. 000-14942

Dear Ms. Charlton:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2017

Item 9A. Controls and Procedures, page 47

1. Revise management's report in the requested amendment to identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment, i.e., the 1992 Framework or the Updated Framework issued in 2013. Please refer to Item 308(a)(2) of Regulation S-K.

Exhibit 32

2.   Amend your 10-K to include Section 906 certifications that correctly refer to your annual
        report on Form 10-K for the annual period ended June 30, 2017, instead of the annual
        period ended June 30, 2016. Please file a full amendment that includes all items of the
        form as well as currently dated Exhibit 31 and 32 certifications.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 with any questions. You may also reach me at (202) 551-3662.

                                        Sincerely,

                                        /s/ Lynn Dicker for

                                        Kevin J. Kuhar
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery